File No. 82-34700

REXAM

Airspray®

PRESS RELEASE

This is a joint press release issued by Airspray N.V., Rexam PLC and Rexam Plastics Nederland B.V. Not for release, publication or distribution, in whole or in part, in or into Australia, Canada, Italy and Japan.

Alkmaar, London and Dongen, 23 May 2006

Rexam declares public offer for Airspray unconditional

With reference to the joint press releases dated 22 February 2006, 22 March 2006 and 25 April 2006 and to the offer memorandum of 25 April 2006 (the "**Offer Memorandum**"), Airspray N.V. ("**Airspray**"), Rexam PLC ("**Rexam**") and Rexam Plastics Nederland B.V. (the "**Offeror**") hereby jointly announce that the Offeror waives the offer condition, as set out in the Offer Memorandum, that at least 95% of the ordinary shares in the capital of Airspray with a nominal value of EUR 0.16 each ("**Shares**") are tendered and declares the offer made for all Shares (the "**Offer**") unconditional.

4,525,692 Shares have been tendered under the Offer, representing 82.8% of the issued and outstanding share capital of Airspray.

Settlement

With reference to the Offer Memorandum, the Offeror will pay an amount of EUR 26.75 in cash for each validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered Share (the "**Consideration**") no later than Tuesday 30 May 2006 (the "**Settlement Date**"). Institutions admitted to Euronext Amsterdam N.V. ("**Admitted Institutions**") are advised to deliver tendered Shares to Fortis Bank (Nederland) N.V. ("**Fortis Bank**") as settlement agent as soon as possible. In order to receive the Consideration on Tuesday 30 May 2006, Admitted Institutions must deliver the tendered Shares by Tuesday 30 May 2006, 15:00 hours, Amsterdam time, at the latest.

Post-acceptance period in respect of the Offer

The Offeror grants holders of Shares ("**Shareholders**") who have not yet tendered their Shares under the Offer, the opportunity to tender their Shares in a post-acceptance period. The post-acceptance period commences at 09:00 hours, Amsterdam time, on Tuesday 23 May 2006 and expires at 15:00 hours, Amsterdam time, on Monday 12 June 2006. Shareholders can tender their Shares in the same manner and subject to the same conditions as described in the Offer Memorandum. Shares tendered in the post-acceptance period may not be withdrawn.

The Offeror shall arrange for a payment for the Shares that are validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered in the post-acceptance period as soon as possible and shall use reasonable endeavours to arrange that, in respect of each Share that is so tendered and delivered to Fortis Bank as settlement agent before 15:00 hours, Amsterdam time, on a particular day that Euronext Amsterdam N.V. is open for trading (**"Trading Day"**) during the post-acceptance period, the payment of the Consideration, shall be made to the relevant Shareholder within 3 Trading Days after the date on which the relevant tender and delivery was made, subject to banking holidays in the Netherlands and London during the relevant period.

The Offeror expects to make an announcement regarding the number of Shares held by the Offeror per the last day of the post-acceptance period no later than Monday 19 June 2006.

Holders of American Depository Receipts (**"ADRs"**) must follow the procedure for acceptance and settlement contained in Chapter 2 "Important information" of the Offer Memorandum in order to accept the Offer.

Shareholders are reminded that, as described in the Offer Memorandum, (i) it is intended that Airspray's listing on Euronext Amsterdam N.V. will be terminated as soon as possible, (ii) the Offeror expects, depending on the number of Shares obtained by the Offeror as a result of the Offer or otherwise, to initiate the statutory procedure as referred to in articles 2:92a or 2:201a of the Dutch Civil Code in order to acquire all Shares held by minority holders of Shares or, regardless of the number of Shares tendered, to take such other steps to terminate the listing and/or acquire Shares that have not been tendered, including effecting a legal merger (*juridische fusie*), and (iii) the acquisition of Shares by the Offeror pursuant to the Offer will, among other things, reduce the number of Shareholders and the number of Shares that might otherwise trade publicly, thus adversely affecting the liquidity and the market value of the remaining Shares not tendered and not held by the Offeror.

Copies of the Offer Memorandum are available free of charge at the offices of ING Corporate Finance (Foppingadreef 7, 1102 BD Amsterdam, tel: +31 (0)20 563 8535, fax: +31 (0)20 563 8503, e-mail: cfprospectus@ingcf.com) and Fortis Bank (attn. Business Information Systems, Rokin 55, 1012 KK Amsterdam, tel: +31 (0)20 527 2467, fax: +31 (0)20 527 1928, e-mail: loket.bis@nl.fortis.com). Digital copies of this Offer Memorandum are also available on the website of Euronext Amsterdam: www.euronext.com (Dutch residents only).

This press release is a public announcement as meant within article 9b paragraph 1 of the Securities Markets Supervision Decree 1995 (*Besluit toezicht effectenverkeer 1995*).

This press release is also published in the Dutch language. In the event of any inconsistency, this English language version will prevail above the Dutch language version.

Unless defined herein, defined terms used in this announcement shall have the meanings ascribed to them in the Offer Memorandum.

Further information can be obtained from:

Rexam PLC
Andrew Mills, Group Communications Director — Telephone: +44 20 7227 4100

Airspray N.V.
Robert Brands, CEO — Telephone: +31 72 5414 666

Restrictions

United States investors should be aware that the disclosure documents relating to the Offer are prepared in accordance with Dutch disclosure requirements, format and style, all of which differ from those in the United States.

The Offer is made solely by the Offer Memorandum and the accompanying form of acceptance, which contains the full terms and conditions of the Offer, including details of how the Offer would be able to be accepted. The Offer Memorandum and the form of acceptance is made available to all Airspray shareholders at no charge to them. Shareholders are advised to read the Offer Memorandum and the form of acceptance when these documents are sent to them because they will contain important information.

The availability of the Offer to Shareholders not resident in the Netherlands or the United States may be affected by the laws of the relevant jurisdiction in which they are resident. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholders, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither the Offeror, nor Airspray, nor any of their advisers, nor Fortis Bank accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward the Offer Memorandum or any related document to any jurisdiction outside the Netherlands, should carefully read section 1 (Restrictions) of the Offer Memorandum before taking any action.

More specifically, the Offer is not made, directly or indirectly, in or into Canada, Australia, Italy or Japan and the Offer is not be capable of acceptance from or within Canada, Australia, Italy or Japan. Accordingly, copies of this press release are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Canada, Australia, Italy or Japan and persons receiving this press release (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions.